Annual Report

Cover Page

Name of issuer:

Attic Brewing Company LLC

Legal status of issuer:

Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: PA

Date of organization: 6/29/2017

Physical address of issuer:

137 Berkley Street
Suite A
Philadelphia PA 19144

Website of issuer:

http://atticbrewing.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$817,081.97	$0.00
Cash & Cash Equivalents:	$10,048.62	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$12,893.89	$0.00
Long-term Debt:	$750,489.87	$0.00
Revenues/Sales:	$1,498.87	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($641,406.33)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Attic Brewing Company LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Todd Lacy	Vice President	2018
Laura Lacy	President	2017
Laura Lacy	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Laura Lacy	N/A	50.0
Todd Lacy	N/A	50.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Every year new breweries open in and around Philadelphia. We face substantial competition and our inability to compete could adversely affect our sales.

Laura Lacy will act as the owner and president of Attic Brewing Company. Her previous experience is managing full-house retail operations and this will be her first time managing full-house brewery operations. The strategy to mitigate this risk is to hire a brewery consultant that will work with Attic Brewing Co. from planning, through construction and after opening.

Attic Brewing Co. will also hire additional team members that have significant brewery work experience including a head brewer and taproom manager.

The financials in the business plan reflect the founders' best estimation of what is required to successfully launch Attic Brewing Company. The intention of the initial raise is to begin with enough capital that additional raises are not needed, but there are yet many unknowns and assumptions that may make this unfeasible.

Achieving positive cash flow as early as possible is critical. Without sufficient capital to handle unforeseen challenges, Attic Brewing Company could fail even if sales are growing.

Pennsylvania Alcoholic Beverage Commission and Alcohol and Tobacco Tax and Trade Bureau permit are required to legally sell beer in the state of Pennsylvania. The average approval takes between 4 and 6 months. If permits are delayed, the brewery opening could be pushed back and additional costs could be incurred.

Attic Brewing Company is leasing space at 137 W. Berkley St. Philadelphia, PA 19144. The property is currently zoned as CMX-3, Community Commercial Mixed Use. A zoning variance may be required to manufacture and sell alcohol on premise. If the zoning is not approved, we will have to find a new location for the brewery.

Local, state or federal laws, especially Pennsylvania's state alcohol laws, may change in a manner that adversely impacts Attic Brewing Company. As a result, we may be required to spend additional capital to change our business to be compliant with such changed legislation. This could adversely impact our working capital and our business plan, and even require us to cease operations.

Attic Brewing Company will be serving alcohol on-premise which means we are at an increased risk of a customer complaint or injury lawsuit. It is also a risk that a customer may leave our premises intoxicated and be involved in a crime or accident.

Our continued sales growth will depend upon, among other factors, our ability to secure and maintain supply of key raw ingredients, such as hops and barley.

Spikes in agricultural prices and shortages in supply may also have an adverse affect our working capital and production levels.

A disruption in brewing activities could have a material adverse effect on Attic Brewing Company. A prolonged disruption to brewing activities (e.g., due to fire, industrial action or any other cause) at its brewing site could have a material adverse effect on our ability to brew.

Attic Brewing Company can not guarantee that the current construction budget and timeline will remain accurate. Overruns of costs and time may push back the brewery opening and additional costs could be incurred.

Attic Brewing Company can not guarantee that the current brewery equipment manufacturing and instillation timelines will remain accurate. Overruns of costs and time may push back the brewery opening and additional costs could be incurred.

Breweries usually do first runs of beer recipes on new equipment before the brewery opens. If our recipes require more than two runs, it may have an adverse affect on our working capital and push back the brewery opening.

The strategy to mitigate this risk is to work with our brewery consultant to scale up recipes in the most effective way possible.

Any projections of future performance provided to you may prove to be incorrect. The financial projections of Attic Brewing Company and projections relating to the future market for our potential products are based upon current assumptions as to future events and conditions which we believe to be reasonable as of the date thereof, but which are inherently uncertain and unpredictable. The assumptions may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Because of such uncertainties, and the other risks outlined herein, the actual results of Attic Brewing Company's future operations can be expected to be different from those projected, and such difference may be material and adverse. Potential investors should consider the projections in light of the underlying assumptions, reach their own conclusions as to the reasonableness of those assumptions and evaluate the projections on the basis of that analysis.

We are reliant on a small management team, our future success depends on the efforts of key personnel. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
	This is an LLC with no issued units.		

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Attic Brewing Co. is the only brewery in the Germantown neighborhood of Philadelphia. We have a 6,000 sqft brewery and taproom, with a 10BBL brewhouse, four 10BBL fementers and one 10BBL brite tank.

We employ 1 full-time head brewer, 1 full-time brewery assistant and 9 part-time taproom staff.

Attic Brewery opened to the public on December 24th, 2019 and continued weekend soft openings until our grand opening January 17th, 2020. On March 16th, 2020 the taproom was closed to the public by the governor of Pennsylvania because of the COVID-19 pandemic.

Prior to closing because of the virus, Attic Brewing Co. was performing in line with financial plans.

Attic Brewing Co. has since changed our entire operation to canning beer. We sell individual 16oz cans priced between $4-7 and average 2,000 cans per week. We offer free delivery and pick-up to customers.

We applied for many federal, state and city COVID-19 resources and were approved for a $56,932 Payroll Protection Loan, a $2,500 grant from the city of Philadelphia and our SBA loan payments will be paid for six months.

Our sales are in line with how we were performing before the pandemic. Our plan is to continue growing our business by expanding our customer base and continuing to brew beers that are high quality and in demand.

In order to continue canning beer we have to update our canning equipment and have invested in a semi-automated canning line. The anticipated delivery is October 2020.

For the rest of 2020 we expect the taproom to remain closed or with limited occupancy and will continue to maintain a revenue stream with our takeout and delivery for canned beer. We project sales to remain similar to how we have been performing.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Attic Brewing Company LLC was incorporated in the State of Pennsylvania in June 2017.

Since then, we have:

- Installed 10BBL brewhouse, 4-10BBL fermentors and 1-10BBL brite tank, along with completing taproom buildout
- Had a soft opening on December 24th 2019, and official grand opening on January 17th, 2020
- Hired 11 team members including 1 FT head brewer, 1 FT brewer's assistant and nine PT taproom staff
- Operated for 8 weeks meeting our sales goals for January and February 2020
- Closed on March 16th because of COVID-19
- Transitioned to canning beer on March 25th and average sales of 2,000 cans per week
- Approved for COVID-19 business resources including Federal Payroll Protection Loan for $56,932 and City of Philadelphia Grant for $2,500

Historical Results of Operations

Our company was organized in June 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $1,498.87 compared to the year ended December 31, 2018, when the Company had revenues of $0. Our gross margin was 100.0% in fiscal year 2019, compared to % in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $817,081.97, including $10,048.62 in cash. As of December 31, 2018, the Company had $0 in total assets, including $0 in cash.
- *Net Loss.* The Company has had net losses of $641,406.33 and net income of $1498.87 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $763,383.76 for the fiscal year ended December 31, 2019 and $0 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Attic Brewing Company LLC cash in hand is $10,048.62, as of December 2019. Over the last three months, revenues have averaged $300/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $37,864.68/month, for an average burn rate of $37,564.68 per month. Our intent is to be profitable in 18 months.

Attic Brewing Co. began brewing beer on December 2, 2019 and opened to the public on December 24, 2019. Attic Brewing Co. was open for 3 days in 2019.

Attic Brewing Co.'s revenue stream was projected to be 95% sales direct to consumer through the taproom. Since the outbreak of COVID-19 we've changed our business to 100% to-go sales with both growler fills and cans. We expect our sales to remain steady at $40,000 per month, lower than our original projections.

We were approved for a PPP loan for $56,000 and a Philadelphia City Grant for $2,500

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.atticbrewing.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Laura Lacy
Todd Lacy
Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Attic Brewing Company Revenue Share

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Laura Lacy

Todd Lacy

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Attic Brewing Company LLC

By

Laura Lacy

Owner, Manager, and Operations

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jonathon Todd Lacy

Owner, Marketing, Graphic Design
5/21/2020

Laura Lacy

Owner, Manager, and Operations
5/19/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.